(Check one): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-31293 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Equinix, Inc.

Full name of registrant

301 Velocity Way, Fifth Floor

Address of principal executive office (Street and number)

Foster City, California 94404

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Equinix, Inc. (“Equinix”) is unable to file its quarterly report on Form 10-Q for its quarter ended June 30, 2006 within the prescribed time period because, as previously announced by Equinix on June 12, 2006, the Audit Committee of Equinix’s Board of Directors has been conducting an independent investigation of Equinix’s historical stock option granting practices and related accounting with the assistance of outside legal counsel.

Although the Audit Committee review is ongoing, the Audit Committee has reached a preliminary conclusion that the actual measurement dates of certain stock option grants issued in the past differ from their recorded grant dates. Accordingly, Equinix currently believes it will record additional non-cash stock-based compensation expense but is not yet able to determine the amounts of such charges or the resulting tax and accounting impact of these actions, or which prior periods, if any, would require adjustment. Additionally, it is Equinix’s objective to support the completion of the Audit Committee’s review prior to the SEC due date for filing the Form 10-Q for the quarter ended June 30, 2006, and to file its Form 10-Q in a timely manner, including the five day extension period allowed through the filing of this Form 12b-25. However, until the Audit Committee completes its review, Equinix will be unable to finalize its financial statements and file its Form 10-Q for the quarter ended June 30, 2006. Equinix will also need additional time to assess the impact to the evaluation of internal controls over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Van Camp (Name)	(650) (Area Code)	513-7000 (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No (See explanation below)

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, the Audit Committee has not completed its investigation and is continuing its review of Equinix’s historical practices in granting stock options. As previously reported on a Current Report on Form 8-K filed on August 2, 2006, based on the preliminary conclusions of the Audit Committee, Equinix believes it may record additional non-cash charges for stock-based compensation expense, but is not yet able to determine the amount of such charges or the resulting tax impact of these actions. Equinix similarly is not yet able to determine whether any such compensation charges would be material and require it to restate previously issued financial statements. Until the Audit Committee’s review is completed, Equinix will be unable to finalize its financial statements for the quarter ended June 30, 2006.

* * * * * * * * *

Forward Looking Statements: Statements in this Notification of Late Filing on Form 12b-25 regarding Equinix’s financial statements for prior periods and the possible conclusions or determinations to be made by the Board of Directors or the Audit Committee are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the final conclusions of the Board of Directors, the Audit Committee and Equinix’s independent public accountants concerning matters related to the Equinix’s stock option grants.

Equinix, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 9, 2006	By	/s/ Peter Van Camp
President and Chief Executive Officer